Exhibit 99
DESCRIPTION OF CAPITAL STOCK

Certain provisions of our Amended Articles of Incorporation, as amended, which we refer to as our Amended Articles of Incorporation, and Amended Code of Regulations, as amended, which we refer to as our Amended Code of Regulations, are summarized or referred to below. The summaries may not contain all of the information that may be important to you, do not relate to or give effect to the provisions of statutory or common law, and are qualified in their entirety by express reference to our Amended Articles of Incorporation and Amended Code of Regulations.
We are authorized by our Amended Articles of Incorporation to issue 700,000,000 shares of common stock, par value $0.10 per share, of which 486,021,499 shares were issued and outstanding as of July 27, 2018. The common stock outstanding is fully paid and non-assessable. We are also authorized by our Amended Articles of Incorporation to issue 5,000,000 shares of preferred stock, par value $100 per share, of which 1,616,000 shares have been designated Series A Convertible Preferred Stock and 1,391,286 shares were issued and outstanding as of July 27, 2018.
Our Amended Articles of Incorporation give our board of directors authority to issue preferred stock from time to time in one or more classes or series and to fix the designations, powers, preferences, limitations and relative rights of any series of preferred stock that we choose to issue, including, without limitation, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences and the number of shares constituting each such series. Such preferred stock could be issued with terms that could delay, defer or prevent a change of control of FirstEnergy. Prior to the issuance of a new series of preferred stock, we will amend our Amended Articles of Incorporation, designating the stock of that series and the terms of that series. We will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the amendment to our Amended Articles of Incorporation establishing the terms of the preferred stock with the SEC. On January 22, 2018, we issued shares of our Series A Convertible Preferred Stock and amended our Amended Articles of Incorporation to designate the terms of the Series A Convertible Preferred Stock.
Dividend Rights

Subject only to any prior rights and preferences of any shares of our preferred stock that are or may in the future be issued and outstanding, the holders of the common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Our Series A Convertible Preferred Stock participates in declared dividends on the common stock on an as-converted basis based on the number of shares of common stock a holder of Series A Convertible Preferred Stock would receive if its shares of Series A Convertible Preferred Stock were converted on the dividend record date at the Conversion Price (as defined in our Amended Articles of Incorporation) in effect at that time. Such dividends will be paid at the same time that the dividends on common stock are paid.
There can be no assurance that funds will be legally available to pay dividends at any given time or that, if funds are available, the board of directors will declare a dividend.
Liquidation Rights

In the event of our dissolution or liquidation, the holders of our common stock will be entitled to receive, pro rata, after the prior rights of the holders of any issued and outstanding shares of our preferred stock have been satisfied, all of our assets that remain available for distribution after payment in full of all of our liabilities. Shares of our Series A Convertible Preferred Stock will automatically convert into shares of common stock immediately prior to a bankruptcy or liquidation in accordance with the terms of the Amended Articles of Incorporation.
Voting Rights

The holders of our common stock are entitled to one vote on each matter submitted for their vote at any meeting of our shareholders for each share of common stock held as of the record date for the meeting. Under our Amended Articles of Incorporation, the voting rights of our preferred stock may differ from the voting rights of our common stock. The holders of our common stock are not entitled to cumulate their votes for the election of directors.

Approval of at least 80% of the voting power of our outstanding shares must be obtained in order to amend or repeal, or adopt any provision inconsistent with, the provisions of our Amended Articles of Incorporation dealing with, among other things:

•	the right of the board of directors to establish the terms of unissued shares or to authorize our acquisition of our outstanding shares;

•	the absence of cumulative voting and preemptive rights; or

•	the requirement that at least 80% of the voting power of our outstanding shares must approve the foregoing.
In addition, the approval of at least 80% of the voting power of our outstanding shares must be obtained to amend or repeal the provisions of our Amended Code of Regulations dealing with, among other things:

•	the time and place of shareholders’ meetings, the manner in which special meetings of shareholders are called or the way business is conducted at such meetings;

•	the number, election and terms of directors, the manner of filling vacancies on the board of directors, the removal of directors or the manner in which directors are nominated;

•	the indemnification of officers, directors, employees or agents; or

•	the requirement that at least 80% of the voting power of our outstanding shares must approve the foregoing.

Adoption of amendments to our Amended Articles of Incorporation (other than those requiring 80% approval as specified above), adoption of a plan of merger, consolidation or reorganization, authorization of a sale or other disposition of all or substantially all of our assets not made in the usual and regular course of its business or adoption of a resolution of dissolution, and any other matter that would otherwise require a two-thirds approving vote, require the approval of two-thirds of the voting power of our outstanding shares, unless our board of directors provides otherwise by resolution, in which case these matters will require the approval of a majority of the voting power of our outstanding shares and the approval of a majority of the voting power of any shares entitled to vote as a class.
The holders of our Series A Convertible Preferred Stock have limited class voting rights related to the creation of additional securities that are senior or pari passu with the Series A Convertible Preferred Stock, as well as certain reclassifications and amendments that would affect the rights of the holders of Series A Convertible Preferred Stock. The holders of Series A Convertible Preferred Stock also have the right to approve issuances of securities convertible or exchangeable for common stock, subject to certain exceptions for compensation arrangements and bona fide dividend reinvestment or share purchase plans.
Ohio Law Anti-takeover Provisions

Several provisions of the Ohio Revised Code, or ORC, may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions include Chapter 1704 (Business Combinations), Section 1701.831 (Control Share Acquisitions) and Section 1707.041 (Control Bids). The ORC’s Business Combination, Control Share Acquisition and Control Bids provisions are set forth in summary below. This summary may not contain all the information that is important to you and is subject to, and is qualified in its entirety by reference to, all sections of the ORC.
Chapter 1704 of the ORC applies to a broad range of business combinations between an Ohio corporation and an interested shareholder. The Ohio law definition of “business combination” includes mergers, consolidations, combinations or majority share acquisitions. An “interested shareholder” is defined as a shareholder who, directly or indirectly, exercises or directs the exercise of 10% or more of the voting power of the corporation in the election of directors.
Chapter 1704 restricts corporations from engaging in business combinations with interested shareholders, unless the articles of incorporation provide otherwise, for a period of three years following the date on which the shareholder became an interested shareholder, unless the directors of the corporation have approved the business combination or the interested shareholder’s acquisition of shares of the corporation prior to the date the shareholder became an interested shareholder. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by the directors of the interested shareholder’s acquisition of shares of the corporation prior to the date that the shareholder became an interested shareholder, approval by disinterested shareholders of the corporation or the transaction meeting certain statutorily defined fair price provisions.
Under Section 1701.831 of the ORC, unless the articles of incorporation, the regulations adopted by the shareholders, or the regulations adopted by the directors pursuant to division (A)(1) of Section 1701.10 of the ORC provide otherwise, any control share acquisition of a corporation can only be made with the prior approval of the corporation’s disinterested shareholders. A “control share acquisition” is defined as the acquisition, directly or indirectly, by any person of shares of a corporation that, when added to all other shares of that corporation in respect of which the person may exercise or direct the exercise of voting power, would enable that person, immediately after the acquisition, directly or indirectly, alone or with others, to exercise levels of voting power of the corporation in the election of directors in any of the following ranges: at least 20% but less than 33 1⁄3%; at least 33 1⁄3% but no more than 50%; or more than 50%.
We have not opted out of the application of either Chapter 1704 or Section 1701.831.
Section 1707.041 of the ORC regulates certain “control bids” for corporations in Ohio with certain concentrations of Ohio shareholders and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees, the subject corporation and the Ohio Division of Securities. Control bids include the purchase of or offer to purchase any equity security of such a corporation from a resident of Ohio if, after the purchase of that security, the offeror would be directly or indirectly the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the corporation. Information that must be provided in connection with a control bid includes a statement of any plans or proposals that the offeror, upon gaining control, may have to liquidate the subject corporation, sell its assets, effect a merger or consolidation of the corporation, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject corporation or of any of its subsidiaries or affiliates, change or reduce its work force or the work force of any of its subsidiaries or affiliates, or make any other major change in the corporation’s business, corporate structure, management personnel or policies of employment.
Anti-takeover Effects

Some of the supermajority provisions of our Amended Articles of Incorporation and Amended Code of Regulations and the rights or the provisions of Ohio law described above, individually or collectively, may discourage, deter, delay or impede a tender offer or other attempt to acquire control of FirstEnergy even if the transaction would result in the shareholders receiving a premium for their shares over current market prices or if the shareholders otherwise believe the transaction would be in their best interests.
In addition, our Amended Code of Regulations contains certain advance notice provisions for which shareholders must comply in order to bring business before an annual meeting of shareholders or nominate candidates for our board of directors.
Shareholders must provide us advance notice of the introduction by them of business at annual meetings of our shareholders. For a shareholder to properly bring a proposal before an annual meeting, the shareholder must follow the advance notice procedures described in our Amended Code of Regulations. In general, the shareholder must deliver a written notice to our Corporate Secretary describing the proposal and the shareholder’s interest in the proposal not less than 30 nor more than 60 calendar days prior to the annual meeting. However, in the event public announcement of the date of the annual meeting is not made at least 70 calendar days prior to the date of the annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting.
Shareholders can nominate candidates for our board of directors. However, a shareholder must follow the advance notice procedures described in Regulation 14(c) of our Amended Code of Regulations. In general, a shareholder must submit a written notice of the nomination that includes the information required by our Amended Code of Regulations to our Corporate Secretary not less than 30 nor more than 60 calendar days prior to the annual meeting of shareholders. However, in the event public announcement of the date of the annual meeting is not made at least 70 calendar days prior to the date of the annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting.
Limitation on Directors’ Liability

Under Section 1701.59(D) of the ORC, unless the articles or the regulations of a corporation state by specific reference that this provision of Ohio law does not apply, a director is liable for monetary damages for any action or omission as a director only if it is proven by clear and convincing evidence that this act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. This provision, however, does not affect the liability of directors under Section 1701.95 of the ORC, which relates to:

•
the payment of dividends or distributions, the making of distributions of assets to shareholders or the purchase or redemption of the corporation’s shares, contrary to the law or the corporation’s articles;

•	the distribution of assets to shareholders during the winding up of our affairs by dissolution or otherwise, if creditors are not adequately provided for; and

•
the making of certain loans to officers, directors or shareholders, other than in the usual course of business, without approval by a majority of the disinterested directors of the corporation who determined that the loan could reasonably be expected to benefit the corporation.

Section 1701.59(D) applies to our board of directors because our Amended Articles of Incorporation and Amended Code of Regulations do not specifically exclude its applicability. This may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors based on their actions or omissions, even though such a lawsuit, if successful, might otherwise have benefited us and our shareholders.
Preemptive or Conversion Rights

Holders of our common stock have no preemptive or conversion rights and are not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock.
Each share of our Series A Convertible Preferred Stock will be convertible into a number of shares of common stock equal to a $1,000 liquidation preference, divided by the Conversion Price then in effect. As of July 27, 2018, the Conversion Price in effect was $27.42 per share. The Conversion Price is subject to anti-dilution adjustments and adjustments for subdivisions and combinations of the common stock, as well as dividends on the common stock paid in common stock and for certain equity issuances below the Conversion Price then in effect. The Series A Convertible Preferred Stock became convertible at the option of holders beginning on July 22, 2018. The holders of Series A Convertible Preferred Stock may also elect to convert their shares if the Company undergoes a Fundamental Change (as defined in our Amended Articles of Incorporation). Furthermore, the Series A Convertible Preferred Stock will automatically convert to common stock upon certain events of bankruptcy or liquidation of the Company. The Company may elect to convert the Series A Convertible Preferred Stock if, at any time, fewer than 323,200 shares of Series A Convertible Preferred Stock are outstanding.
In general, any shares of Series A Convertible Preferred Stock outstanding on July 22, 2019 will be automatically converted. However, no shares of Series A Convertible Preferred Stock will be converted (by the holder thereof or otherwise) prior to January 22, 2020 if such conversion will cause a converting holder to be deemed to beneficially own (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”)), together with its affiliates whose holdings would be aggregated with such holder for purposes of Section 13(d) under the Exchange Act, more than 4.9% of the then-outstanding common stock. Furthermore, in no event shall the Company issue more than 58,964,222 shares of common stock (the “Share Cap”) in the aggregate upon conversion of the Series A Convertible Preferred Stock. From and after the time at which the aggregate number of shares of common stock issued upon conversion of the Series A Convertible Preferred Stock equals the Share Cap, each holder electing to convert shares of Series A Convertible Preferred Stock will be entitled to receive a cash payment equal to the market value of the common stock such holder does not receive upon conversion.
Listing

Shares of our common stock are traded on the New York Stock Exchange under the symbol “FE.”
Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC, P.O. Box 2016, New York, New York, 10272-2016.
Dividend Information

Cash dividends, per share of our common stock, paid in 2018 through July 27, 2018 include two quarterly payments of $0.36 per share. Cash dividends, per share of our common stock, paid in each of 2017 and 2016 include four quarterly payments of $0.36 per share of our common stock. Future dividends will depend on our future earnings and the ability of our regulated subsidiaries to pay cash dividends to us, which are subject to certain regulatory limitations and also subject to charter and contractual limitations for some of those subsidiaries that may, in general, restrict the amount of retained earnings available for these dividends. These limitations, however, do not currently materially restrict payment of these dividends.